SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Western Goldfields, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   95828P 10 4
                                   -----------
                                 (CUSIP Number)

                                  Diane Garrett
                      President and Chief Executive Officer
                              Romarco Minerals Inc.
                          1500-885 West Georgia Street
                         Vancouver, BC, Canada, V6C 3E8
                            Telephone: (604) 688-9271
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 95828P 10 4                  13D                    Page 2 of 11 Pages

--------------------------------------------------------------------------------

(1)   Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      ROMARCO MINERALS INC.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group

      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only

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(4)   Source of Funds

      WC
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Ontario, Canada
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power

                              3,569,348
     Number of          --------------------------------------------------------
Shares Beneficially     (8)   Shared Voting Power
       Owned
      by Each
     Reporting          --------------------------------------------------------
    Person With         (9)   Sole Dispositive Power

                              3,569,348
                        --------------------------------------------------------
                        (10)  Shared Dispositive Power


--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person

      3,569,348
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      8.4%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

            The class of securities to which this statement relates is the shares of common stock, $0.01 par value (the "Common Stock") of Western Goldfields, Inc. ("Western"), an Idaho corporation. The address of the principal executive office of Western is 1575 Delucchi Lane, Suite 116, Reno, Nevada, 89502.

Item 2. Identity and Background

            (a) This statement is being filed by Romarco Minerals Inc. (the "Reporting Person"), a corporation incorporated under the laws of Ontario, Canada.

            (b) The principal business address and principal office address of the Reporting Person is 1500-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

            (c) The principal business of the Reporting Person is the acquisition and exploration of precious metals mineral properties.

            The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director of the Reporting Person and of the spouse of the President and Chief Executive Officer of the Reporting Person is set forth in Annex A and such Annex is incorporated herein by reference.

            (d) During the last five years, neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any of the persons listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any of the persons listed in Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by the Reporting Person that such person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 3. Source and Amount of Funds or Other Consideration

            The Reporting Person is deemed to have obtained beneficial ownership of 3,569,348 shares of Common Stock in connection with loans by it to Western, each of which is evidenced by a promissory note issued by Western to the Reporting Person and described in more detail under Item 4 of this statement. The aggregate amount of funds used by the Reporting Person to make the loans evidenced by the promissory notes was US$705,186.12. The source of funds used by the Reporting Person to make the loans was working capital.

Item 4. Purpose of Transaction

            (a) - (j) On September 30, 2005, Western, the Reporting Person and Romarco Merger Corporation ("Merger Sub"), a wholly-owned subsidiary of the Reporting Person, entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") pursuant to which Merger Sub will merge with and into Western (the "Merger"). After the Merger, Western will be the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of the Reporting Person. On the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), and as a result thereof, each share of Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive two shares of common stock, no par value, of the Reporting Person ("Romarco Common Stock"). Each share of Series "A-1" Convertible Preferred Stock of Western (the "Western Series A Preferred Stock") issued and outstanding immediately prior to the Effective Time will be converted into one share of Common Stock, which will then be converted into the right to receive two shares of Romarco Common Stock.

            At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated to be the same as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be Western Goldfields, Inc. At the Effective Time, the by-laws of the Surviving Corporation will be amended and restated to be the same as the by-laws of Merger Sub in effect immediately prior to the Effective Time.

            Immediately following the Effective Time, the officers of the Surviving Corporation will be Merger Sub's officers immediately prior to the Effective Time. Immediately following the Effective Time, the directors of the Surviving Corporation will be Merger Sub's directors as of the date of the Merger Agreement.

            In connection with the Merger, it is expected that the Common Stock will no longer be quoted for trading on the Over-the-Counter Bulletin Board and will be deregistered under federal securities laws.

            Pursuant to the Merger Agreement, the Reporting Person agreed to provide financing to Western upon the terms and conditions set forth in a form of letter agreement for interim financing attached to the Merger Agreement as Appendix 7.18. On October 12, 2005, Western and the Reporting Person entered into a Letter Agreement for Interim Financing (the "Letter Agreement") substantially in the form attached to the Merger Agreement. Each borrowing pursuant to the Letter Agreement is required to be evidenced by a promissory note issued by Western to the Reporting Person. The aggregate amount borrowed under the Letter Agreement, in whole or in part, at any time and from time to time is convertible, at the sole option of the Reporting Person into fully paid, non-assessable shares of Common Stock. Pursuant to the Letter Agreement, Western has issued:

            (i) a promissory note dated October 17, 2005, principal amount of US$153,546.63, convertible into 590,563 shares of Common Stock at a price of US$0.26 per share of Common Stock ("Note 1");

            (ii) a promissory note dated October 28, 2005, principal amount of US$73,639.49, convertible into 368,197 shares of Common Stock at a price of US$0.20 per share of Common Stock ("Note 2");

            (iii) a promissory note dated October 31, 2005, principal amount of US$228,000.00, convertible into 1,140,000 shares of Common Stock at a price of US$0.20 per share of Common Stock ("Note 3") and

            (iv) a promissory note dated November 17, 2005, principal amount of US$250,000.00, convertible into 1,470,588 shares of Common Stock at a price of US$0.17 per share of Common Stock ("Note 4" and together with Note 1, Note 2, and Note 3, the "Notes").

            The Notes have been acquired by the Reporting Person for the purpose of facilitating the Merger.

            References to and descriptions of the Merger Agreement, the Letter Agreement and the Notes as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement, the Letter Agreement and the Notes, which are attached as exhibits to this Statement and incorporated by reference in this Item 4.

            To the best of the Reporting Person's knowledge, this item does not apply to any person named in Annex A hereto.

Item 5. Interest in Securities of the Issuer

            (a) Based on the most recent information available, the aggregate number and percentage of the shares of Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the Reporting Person is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D and such information is incorporated herein by reference.

            (b) The number of shares of Common Stock as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D and such information is incorporated herein by reference.

            (c) Except as described herein, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any person listed in Annex A beneficially owns, or during the last 60 days has acquired or disposed of, any Common Stock.

            To the best knowledge of the Reporting Person, Diane Garrett beneficially owns 100,000 shares of Common Stock. Diane Garrett and her husband, Harry B. Garrett Jr., have shared voting power and shared dispositive power with respect to such shares of Common Stock (the amount of such Common Stock accounts for less than 1% of the total outstanding amount of Common Stock).

            (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock held by the Reporting Person other than the Reporting Person.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Except as described herein and elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of its knowledge, any of the persons named in Schedule A hereto, or between the Reporting Person and any other person or, to the best of its knowledge, any person named in Schedule A hereto and any other person with respect to any securities of Western.

            On August 25, 2005, the Reporting Person and Western entered into a stock option agreement (the "Stock Option Agreement") whereby Western granted the Reporting Person an irrevocable option to purchase such number of shares of Common Stock as equals 19.9% of the issued and outstanding Common Stock at the first time of exercise of the stock option, at a purchase price of US$0.16 per share. The Reporting Person's option will become exercisable upon the occurrence of any event pursuant to which the Reporting Person would be entitled to termination fees under the Merger Agreement.

            References to and descriptions of the Stock Option Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Stock Option Agreement, which is attached as an exhibit to this Statement and incorporated by reference in this Item 6.

            Pursuant to the Letter Agreement, the Reporting Person has prepared security agreements by which Western's obligations under the Notes would be secured by all of its assets. The security agreements have not been executed.

Item 7. Material to be filed as Exhibits

            Exhibit 1 Agreement and Plan of Merger and Reorganization dated as of September 30, 2005 among Western Goldfields, Inc., Romarco Minerals Inc. and Romarco Merger Corporation.

            Exhibit 2 Letter Agreement for Interim Financing dated as of October 12, 2005 between Romarco Minerals Inc. and Western Goldfields, Inc.

            Exhibit 3 Promissory Note of Western Goldfields, Inc. to Romarco Minerals Inc. dated as of October 17, 2005.

            Exhibit 4 Promissory Note of Western Goldfields, Inc. to Romarco Minerals Inc. dated as of October 28, 2005.

            Exhibit 5 Promissory Note of Western Goldfields, Inc. to Romarco Minerals Inc. dated as of October 31, 2005.

            Exhibit 6 Promissory Note of Western Goldfields, Inc. to Romarco Minerals Inc. dated as of November 17, 2005.

            Exhibit 7 Stock Option Agreement dated as of August 25, 2005 between Romarco Minerals Inc. and Western Goldfields, Inc.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2006                  ROMARCO MINERALS INC.

                                        By: /s/ Ralf Langner
                                            ------------------------------------
                                            Name: Ralf Langner
                                            Title: Chief Financial Officer and
                                                   Corporate Secretary

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ROMARCO MINERALS INC.

            The following table sets forth certain information with respect to the directors and executive officers of Romarco Minerals Inc. and with respect to the spouse of the President and Chief Executive Officer of Romarco Minerals Inc.

                                           Present Principal Occupation or Employment and the
                                           Name, Principal Business and Address of any
                                           Corporation or other Organization in which such
Name                                       employment is conducted                                 Citizenship
----                                       -----------------------                                 -----------
Edward A. van Ginkel                       Chairman of the Board of Directors                      Canada
(Chairman of the Board of Directors)       Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

David C. Beling                            Senior Vice-President                                   United States
(Director)                                 Geovic Ltd. (mineral development)
                                           743 Horizon Court, Suite 300A
                                           Grand Junction, CO 81506

Diane R. Garrett                           President, Chief Executive Officer and Director         United States
(President, Chief Executive Officer and    Romarco Minerals Inc.
Director)                                  1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

Harry B.  Garrett Jr.                      Independent Consultant (private investigation)          United States
(Spouse of Diane R. Garrett)               c/o Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

Rex Outzen                                 Chief Operations Officer                                United States
(Chief Operations Officer)                 Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

Tommy Thompson                             Vice-President Exploration                              United States
(Vice-President Exploration)               Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

                                           Present Principal Occupation or Employment and the
                                           Name, Principal Business and Address of any
                                           Corporation or other Organization in which such
Name                                       employment is conducted                                 Citizenship
----                                       -----------------------                                 -----------
Leendert G. Krol                           President                                               Netherlands
(Director)                                 Brazauro Resources Corporation (exploration of
                                           precious metals mineral properties)
                                           701 West Georgia Street, Suite 1500
                                           Vancouver, BC, Canada, V7Y 1C6

Ralf Langner                               Chief Financial Officer, Corporate Secretary and        Canada
(Chief Financial Officer, Corporate        Director
Secretary and Director)                    Romarco Minerals Inc.
                                           1500-885 West Georgia Street
                                           Vancouver, BC, Canada, V6C 3E8

R.J. (Don) MacDonald                      Senior Vice President and Chief Financial Officer        Canada
(Director)                                NovaGold Resources Inc., (exploration of precious
                                           metals mineral properties)
                                           2300-200 Granville Street
                                           Vancouver, BC, Canada, V6C 1S4

Robert van Doorn                           President                                               Canada
(Director)                                 Mundoro Mining Inc., (exploration of precious metals
                                           mineral properties)
                                           Suite 702, 543 Granville Street
                                           Vancouver, BC, Canada, V6C 1X8

                                  Exhibit Index

        Exhibit No.                Description
        -----------                -----------

            1 Agreement and Plan of Merger and Reorganization dated as of September 30, 2005 among Western Goldfields, Inc., Romarco Minerals Inc. and Romarco Merger Corporation.

            2 Letter Agreement for Interim Financing dated as of October 12, 2005 between Romarco Minerals Inc. and Western Goldfields, Inc.

            3 Promissory Note of Western Goldfields, Inc. to Romarco Minerals Inc. dated as of October 17, 2005.

            4 Promissory Note of Western Goldfields, Inc. to Romarco Minerals Inc. dated as of October 28, 2005.

            5 Promissory Note of Western Goldfields, Inc. to Romarco Minerals Inc. dated as of October 31, 2005.

            6 Promissory Note of Western Goldfields, Inc. to Romarco Minerals Inc. dated as of November 17, 2005.

            7 Stock Option Agreement dated as of August 25, 2005 between Romarco Minerals Inc. and Western Goldfields, Inc.